UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A

     Schedule 13E-3 [ss.240.13e-3], Rule 13e-3 Transaction Statement Pursuant to
Section  13(e)  of  the   Securities   Exchange  Act  of  1934  and  Rule  13e-3
[ss.240.13e-3] thereunder.

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                 Amendment No. 1


                               World Wide Limited
--------------------------------------------------------------------------------
                              (Name of the Issuer)

 World Wide Limited; Ivan Ebanks, William McP. Christie; H. Bradley Armstrong;
                           Estate of Arni Sumarlidason
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

           American Depository Receipts, Par Value BAH $2.86 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    981535206
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

              World Wide, Limited, West Wind Bldg., P.O. Box 1380,
                      Cayman Islands, British West Indies
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

Copies to: Philip G. Feigen, Cheri C. Bennett, Patton Boggs LLP, 2550 M Street, NW, Washington, D.C. 20037

This statement is filed in connection with (check the appropriate box):

|_| a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [ss.240.13e-3(c)] under the
Securities Exchange Act of 1934.
|_| b. The filing of a registration statement under the Securities Act of 1933. |_| c. A tender offer.
|X| d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                      Amount of filing fee
$53,175                                                            $4.30
--------------------------------------------------------------------------------
* Determined under Rule 0-11(b) for the rate applicable to the repurchase of securities in Section 13(e) transactions

SEC 1893-A (8-03) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1. Summary Term Sheet. [Item 1001]


This summary term sheet highlights important information from this schedule relating to the proposed transaction:

The Filing Persons (see Item 3 of this Schedule):

o World Wide Limited (the "Company"), Ivan Ebanks, William McP. Christie, H. Bradley Armstrong and the Estate of Arni Sumarlidason (collectively the "Filing Persons")

o Messrs. Ebanks, Christie and Armstrong will all continue in the same capacity with the Company on an ongoing basis as executive officers and directors.

The Reverse Split (see Items 4, 6 and 7 of this Schedule):

o The Company is engaging in a 1-for-100 reverse split of its American Depositary Shares ("ADRs"). Holders of less than one share after the reverse split will be "cashed out" resulting in a decrease in the number of holders of the Company's ADRs to below 300 holders. Each such holder will receive a payment for each post split fractional share equal to $13.00 for each pre split share that they hold. In addition, the par value of the ADRs will be increased proportionately in order to maintain the current stated capital. The transaction is being entered into for the purpose of terminating the registration of its ADRs and formally ceasing the Company's reporting obligations with the Securities and Exchange Commission ("SEC").

Position of the Board of Directors and the Filing Persons as to the Fairness of the Transaction (see Item 8 of this Schedule)

o The Board of Directors of the Company and each of the Filing Persons has determined that the transaction is fair and in the best interests of the Company and the unaffiliated shareholders, including the unaffiliated shareholders that will be "cashed out" as a result of the transaction and those that will not be "cashed out.".

Source of Funds (see Item 10 of this Schedule)

o The Company will use working capital to pay the compensation to the fractional share holders after the transaction is effected.

U.S. Federal Income Tax Consequences (see Item 7 of this Schedule)

     Generally, the cash received by fractional share holders will be taxed to the holder. See Item 7(d) for a more specific discussion of these tax consequences. The company, however is not providing individual tax advice and urges individual holders to consult their own tax advisors to fully understand the impact of the transaction on each holder's tax situation.

Item 2. Company Information. [Item 1002]

(a)  Name and Address:

     The Company's business name, address and telephone number are as follows:

     World Wide Limited
     West Wind Building
     P.O. Box 1380
     Cayman Islands
     British West Indies
     (345) 949-4216

(b)  Securities:

     As of November 17, 2003 there were 476,369 shares of the Company's American Depository Receipts ("ADRs") outstanding.

(c) The Company's shares are traded in the United States over-the-counter securities market in the form of ADRs, issued by Registrar and Transfer Company and each secured by one share of the Company's stock. Both the United States and non-United States trading markets for the ordinary shares of the Company totaled 641,480 shares during the year ended January 31, 2003. Of that amount, 476,369 shares were ADRs.

     Sales prices during each quarterly period during the last two full fiscal years ended January 31, 2003 and 2002, are set forth in the following table:

            For the year ended January 31,            High          Low
            2003:

            First Quarter                             12.20        12.10
            Second Quarter                            13.50        12.20
            Third Quarter                             12.60        12.35
            Fourth Quarter                            10.65        10.55

            January 31, 2002:
            First Quarter                             11.50         9.50
            Second Quarter                            13.75         9.75
            Third Quarter                             13.50        11.37
            Fourth Quarter                            12.10        11.50

     As of July 2, 2003, there were approximately 420 holders of record of the Company's ADRs and 14 holders of the Company's ordinary shares.

(d)  Dividends:

     Cash dividend declared per common share:

                   2003             2002
                   ----             ----

                  $1.00            $5.25

     The Company's dividend distribution policy is that dividends are declared at the sole discretion of the Board of Directors, when and if possible, out of the Company's profits.

(e)  Prior Public Offerings:

     Not applicable.

(f)  Prior Stock Purchases:

     On November 10, 2001, Ivan Ebanks purchased 50,000 ordinary shares for a total of $250,000 which was loaned to him by the Company. See Item 5 for further information.

Item 3. Identity and Background of Filing Person. [Item 1003(a) through (c)]

(a)  Name and Address:

     World Wide Limited
     West Wind Building
     P.O. Box 1380
     Cayman Islands
     British West Indies
     (345) 949-4216

(b)  Business Background of Entities:

     World Wide Limited (the "Company") was incorporated on July 30, 1952 in the Commonwealth of the Bahamas where no income or capital gains taxes are levied. The Company's principal activity is the leasing of its commercial real estate located in the Cayman Islands.

     The consolidated financial statements include the accounts of World Wide Limited and its wholly-owned subsidiary West Wind Holdings Limited.

     The Company's holds approximately 74,200 square feet of commercial building space for rent in the Cayman Islands. Approximately 76% of total square feet were occupied by tenants at January 31, 2003.

     The Company has not been convicted in a criminal proceeding in the past five years or at all and was not a party to any judicial or administrative proceedings during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons:


                                      Position with        Director     Business Experience During
          Name                           Company             Since       Past Five Years, Country
          ----                           -------             -----      -------------------------

William McP. Christie                  Director and          1954       Since 1954, Mr. Christie has been the Secretary
                                       Secretary 1                      and director of World Wide Limited In December
                                                                        1991, he retired from the law firm of Higgs and
                                                                        Johnson and assumed the Management of H.G.
                                                                        Christie Limited which he inherited in 1978 from
                                                                        the late Hon. Frank H. Christie.

H. Bradley Armstrong                   Director and          1997       Since 1997, director of World Wide Limited in
                                       President 12                     George Town, Grand Cayman where he provides
                                                                        direction for daily operations of rental properties
                                                                        located in George Town, Grand Cayman and is
                                                                        responsible for policymaking within the company.
                                                                        Since 1992, Mr. Armstrong has been a director of
                                                                         Kern Valley Healthcare District in Lake Isabella,
                                                                        CA , an acute care hospital with a skilled
                                                                        nursing facility with in-house Emergency, Lab,
                                                                        Radiology and Surgery Departments. He is also the
                                                                        Chairman of Personnel and PolicyCommittee for past
                                                                        12 years.  From 1990 to 2001, Mr. Armstrong was the
                                                                        Lake Isabella, CA, a video sales and rentals company
                                                                        that owner and operator of Video Plus inspecialized
                                                                        in retail computer hardware and software integration
                                                                         and had an in-house computer repair facility.


Ivan Ebanks                             Director and Vice    2002       In December 2001, Mr. Ebanks  was appointed a
                                           President 1                  Director and Vice President of World Wide
                                                                        Limited Mr. Ebanks was the Maintenance
                                                                        Manager/Property Manager of West Wind Holdings
                                                                        Limited since August 17, 1977.  In 2000, he was
                                                                        promoted to Senior Manager/Property Manger.

     1. Each of these individuals will continue in the same capacity with the Company following the reverse split.
     2. Mr. Arni Sumarlidason, the President and a director since 1956 died on December 9, 2003. Mr. Armstrong was appointed President on December 12, 2003.

     The business address of each of the above-listed persons is the company address listed above in (a). None of the above-listed persons were convicted in a criminal proceeding in the past five years or at all. None of the above-listed persons were a party to any judicial or administrative proceedings during the past five years or at all that resulted in a judgment, decree or final order enjoining the person from future violations or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction. [Item 1004(a) and (c) through (f)]

The Company is engaging in a 1-for-100 reverse split in its ADRs. Shareholders will receive one share for each 100 shares they hold. Shareholders whose total shares of ADRs are converted into less than one share in the reverse split will receive cash payments equal to the fair value of $13.00 per shares for each of their shares held prior to the reverse split. See Item 8 for further discussion of the determination of the fair value of the shares. The reverse split will result in the Company having less than 300 holders of its ADRs. In addition, the par value of the ADRs will be increased proportionately in order to maintain the current stated capital. The reverse split will otherwise have no effect on the current quotation of the Company's ADRs on the over-the-counter securities market.


Item 5. Past Contacts, Transactions, Negotiations and Agreements. [Item 1005 (a) through (c) and (e)]

(a)  Transactions:

     On November 10, 2001, the Company loaned Ivan Ebanks, a director of the Company, $250,000 for the purchase of shares. The loan is to be paid back through the dividends received on the shares over a five year period. At January 31, 2003, $200,000 was outstanding.

(b)  Significant Corporate Events:

     Not applicable

(c)  Negotiations or Contracts:

     Not applicable

(e)  Agreements involving the Company's securities:

     See Item 5(a).


Item 6. Purposes of the Transaction and Plans or Proposals. [Items 1006 (b) and
        (c)(1) through (8)]

(b)  Use of Securities Acquired:

     The securities received in the reverse split will be cancelled.

(c)  Plans:

     The Company intends to engage in a 1-for-100 reverse split of its ADRs and proportionately increase the par value of each post-split share. Shareholders with less than 100 ADR shares will be "cashed out" and will no longer be shareholders of the company. This will result in there being less than 300 holders of the Company's registered ADRs. This decrease in holders will enable the company to cease its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). The Company intends to make the appropriate filings with the SEC to terminate the registration of its ADRs and cease its reporting obligation upon the completion of the reverse split.

Item 7. Purposes, Alternatives, Reasons and Effects. [Item 1013]

(a)  Purposes:

     The Company and the Filing Persons are engaging in the 1-for-100 reverse split so that the Company may be in a position to terminate the registration of its class of ADRs with the SEC and cease its reporting obligations.

(b)  Alternative:

     Not Applicable

(c)  Reasons:

     The Company's ADRs are not listed on any exchange nor quoted on any national market quotation system. Further, the Company's ADRs are only thinly traded on the over-the-counter market. The Company has not engaged in any offerings of its ADRs nor used its ADRs in any material transactions. In that regard, the Company does not believe that it has derived any significant benefit from being a public company, and believes the marginal benefit received is heavily outweighed by the costs it has and would incur if it were to remain public. The Company and the Filing Persons are engaging in this transaction now so that they might avoid the cost and burden of complying with additional disclosure and reporting obligations that will soon be fully implemented for foreign filers.

     Due to the ongoing implementation of the Sarbanes-Oxley Act and the associated rules passed by the SEC, the Company's filing and compliance obligations have increased and are continuing to increase. These increased obligations result in increased costs to the Company. The Company estimates that in fiscal year 2005 it will experience incremental increase in costs of approximately $50,000 if it remains a public company. These incremental costs include costs associated with compliance with the new reporting requirements in the Exchange Act (some of which have not yet taken effect for foreign filers), which lead to increased accounting fees, legal fees, and time and costs associated with increased investor relations.

     The Company also believes that there are other burdens associated with being a public company such as a reduction in board and management time and productivity. As the Company has such a small board and management team, it will achieve significant benefits from going private as the board and executive officers would be able to direct their full attention to operation of the Company and not spend time and resources on filing and disclosure obligations.


(d)  Effects:

     The reverse split will have the effect of "cashing out" small shareholders of the Company. A shareholder who holds less than one share after the reverse split is effected will receive cash payments in lieu of the fractional share ($13.00 per share on a pre split basis and $1,300.00 per share on a post split basis). To the extent holders do not receive any cash for fractional shares, such holders will not recognize gain or loss as a result of the reverse split. Holders who continue to hold ADRs after the reverse split, including the Filing Persons and unaffiliated shareholders, will not have any specific federal tax consequences. The holding period of ADRs held after the reverse split will include the holding period of the ADRs held prior to the reverse split. Holders who receive only cash in lieu of a fractional share interest as a result of the reverse split generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the holder's aggregate tax basis for such ADRs, which gain or loss will be long-term capital gain or loss if such ADRs were held for more than one year. The Company is not providing individual tax advice and shareholders are urged to consult their own tax advisors to fully understand the tax effects of the transaction on each holder's tax situation. In addition, although the reverse split will decrease the trading market for the already thinly traded ADRs, the Company does not believe that the market and marginal liquidity provided by being a public company outweighs all of the other factors in favor of going private. Further, the reverse split and the going private transaction will initially have the effect of increasing the market and par value of the ADRs. The reverse split and associated going private transaction will, however, result in lower costs to the Company with the elimination of the various reporting and other compliance obligations. Finally, as the Filing Persons will remain in their present positions and will have only a de minimis increase in their respective holdings in the company, the transaction will have only a de minimis effect on the each of the Filing Persons' interest in the net book value and net earnings of the Company. Please see Item 11 for further information.

Item 8. Fairness of the Transaction. [ Item 1014]

(a)  Fairness:

     The board of directors of the Company and each of the Filing Persons believe that the reverse split is fair to and in the best interests of the Company and the unaffiliated shareholders, including the unaffiliated shareholders who are being "cashed out" and those that are not being "cashed out."

(b)  Factors Considered in Determining Fairness:

     The board of directors of the Company considered various factors in making the determination that the reverse split was fair and in the best interests of the Company and the unaffiliated shareholders, including unaffiliated shareholders who will be "cashed out" in the transaction and those not being "cashed out." The board of directors did not assign weights to any of the factors. The material factors that the board considered are:

          o the impact of the transaction on shareholders, including the fact that the ADR shares will no longer be registered with the SEC;

          o the fair value of the shares that will be paid to those shareholders that are "cashed out" in the transactions, including the fair value to be paid compared with the current market price (see below), historical market price (see below), the net book value ($13.03) of the shares, and the purchase price paid in the previous purchase of ordinary shares disclosed in Item 2(f) ($5.00).

          |X|  The current market price for the ADRs is as follows:

          For the six months ended:                 High          Low

          June                                      10.10        10.10
          July                                      10.10        10.10
          August                                    10.10        10.10
          September                                 10.05        10.10
          October                                   10.05        10.05
          November                                  12.50        10.05

          |X| The historical market price for the ADRs is as follows:

          For each year ended January 31,           High          Low

          2003                                      13.50        10.55
          2002                                      13.75         9.50
          2001                                      12.25         8.50
          2000                                      13.75        10.50
          1999                                      13.75        12.00


     The board of directors did not consider the going concern value or liquidation value as the Company has no intention to liquidate and will continue its business in its present form, without interruption, after the transaction. The board did not obtain any report, opinion or appraisal (see
     Item 9) and the company has not received any offers for merger, sale or purchase of the Company's securities or assets. Therefore these factors do not apply to this transaction and the board did not consider them in their analysis of the fairness of the transaction:

     The board believes that $13.00 is fair compensation as it is the book value of the shares rounded to the nearest dollar and it is approximately $3.00 higher than the average of the high and low current market value for the last six months and approximately a dollar higher than the average of the high and low market value for the last five fiscal years.

     Each of the Filing Persons specifically adopts the full analysis of the board of directors as their own analysis of the fairness of the transaction to unaffiliated shareholders, both those being "cash out" and those not being "cashed out."

(c)  Approval of Security Holders:

     The Company, a foreign filer, is not subject to the solicitation and proxy requirements of the U.S. securities laws, and it is not otherwise required to seek shareholder approval of the transaction pursuant to local law or the Company's bylaws. Notwithstanding this fact, the Company voluntarily sought and obtained shareholder approval of the going private transaction in advance of effecting the reverse split. On December 19, 2003, the Company held a shareholder meeting at which time the transaction was approved. The results of the ADRs voted at the meeting are as follows:

          Proposal: To effect a Going Private Transaction whereby the Company will deregister its American Depository Receipts and terminate its periodic reporting obligations under the securities laws of the United States.

                For:              230,330
                Against:            9,597
                Abstain:              337
                Broker Non-Vote:        0

(d)  Unaffiliated Representative:

     In addition, the Company (or a majority of directors who are not employees) has not used procedural safeguards such as retaining an unaffiliated representative to act solely on behalf of the unaffiliated shareholders to negotiate the terms of the reverse split or the 13e-3 going private transaction or preparing a report concerning the fairness of the transaction.

(e)  Approval of Directors:

     The reverse split was unanimously approved by the directors of the Company.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations. [Item 1015]


     The Company has not engaged an outside party to prepare any report, opinion, or appraisal related to the reverse split including the fairness of the consideration paid to the shareholders who are being "cashed out."

Item 10. Source and Amounts of Funds or Other Consideration. [Item 1007]

(a)  Sources of Funds:

     The Company anticipates that a total amount of approximately $53,053 will be needed to compensate holders of fractional shares. The Company intends to use funds from its working capital for this purpose.

(b)  Conditions:

     Not applicable.

(c)  Expenses:

     Filing Expenses   $         4.30
     Legal Expenses            10,000
     Other Expenses*           53,053
                       --------------
     Total             $       63,057
     *Other Expenses includes the amount needed to compensate holders of fractional shares. See Items 7(d) and 10(a).

(d)  Borrowed Funds:

     Not applicable.

Item 11. Interest in Securities of the Company. [Item 1008]

(a)  Securities Ownership:

     The table below sets forth beneficial ownership of the Company's ADRs and ordinary shares by officers, directors of the Company and persons or entities holding more than 5% of the shares outstanding as of December 15, 2003. Beneficial ownership percentages are based on total outstanding shares of 641,480 at December 15, 2003. Of that amount, 476,369 shares were ADRs. Management is not aware of any other shareholder that directly or indirectly owns in excess of 5% of these shares.



                                 Bemeficial
   Name of Beneficial Owner      Ownership                      Percent of Outstanding Shares
----------------------------------------------------------------------------------------------------
                                                        Before Reverse Split     After Reverse Split

----------------------------------------------------------------------------------------------------
Estate of Arni Sumarlidason      1,332 ADRs                    18.1%                    18.2%
                                 114,590 ordinary
                                 shares

Ivan Ebanks                      50,000 ordinary                7.8%                     7.8%
                                 shares

H. Bradley Armstrong             32,000 ADRs                      5%                       5%

Armstrong Family Trust           158,407 ADRs                  24.7%                    24.8%

Bank of Stockton                 40,000 ADRs                    6.2%                     6.3%

          None of the Filing Persons are fractional shareholders and no persons from that group will be "cashed out" in the reverse split.

(b)  Securities transactions:

     Not applicable

Item 12. The Solicitation or Recommendation.[Item 1012 (d) and (e)]

     Not applicable.

Item 13. Financial Information. [Item 1010]

(a)  Financial Information:

     The financial information required by this section has been incorporated by reference from Items

 3 and 8 and Part III of the following filings:

          o Annual Report on Form 20-F for the Fiscal Year ended January 31, 2003 filed with the SEC on December 19, 2003; and

          o Annual Report on Form 20-F for the Fiscal Year ended January 31, 2002 filed with the SEC on March 28, 2003.

(b)  Proforma information:

     The Company has not provided pro forma financial information giving effect to the proposed transaction. The Company does not believe that this information is material in evaluating the transaction because:

          o Only the shareholders who hold less than 100 shares are being cashed and they will not have a continuing equity interest in the Company after the transaction;

          o The number of shareholders being cashed out is only 182 holders who hold a total of 4,081 shares out of a total number of 641,480 shares outstanding, representing a less than 1% (0.6%) change in shares outstanding; and

          o The ADRs will cease to be publicly traded, and the Company will become a privately held company owned predominately by the same affiliated shareholders in nearly the same percentages as they presently hold.

(c)  Summary Information:

Fiscal year                                 2003              2002
                                            ----              ----

Operating Revenues                       $1,419,831       $1,432,744

Income from Operations                   $  223,032       $  412,873

Other Income                             $   14,397       $   94,401

Per share income from operations         $     0.35       $     0.68

Current Assets                           $1,176,453       $1,493,461

Total Assets                             $8,493,832       $8,793,094

Current Liabilities                      $  132,253       $   77,468

Long Term Obligations                          --               --

Net Income                               $  237,429       $  507,274

Basic Earnings per share                 $     0.37       $     0.84

Diluted earnings per share               $     0.37       $     0.84

Net Assets/S/H Equity                    $8,361,575       $8,715,626

As of January 31, 2003:
Net Book Value per share       $13.03


Item 14. Persons/Assets, Retained, Employed, Compensated or Used. [Item 1009]

(a)  Solicitations and Recommendations:

     Not applicable.

(b)  Employees and Corporate Assets:

     The Company will use its own resources and general management and employees to effect the reverse split.

Item 15. Additional Information [Item 1011(b)]

Not applicable

Item 16. Exhibits. [Item 1016(a) through (d), (f) and (g)]

Not applicable.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                               /s/Ivan Ebanks
                                               --------------
                                         Ivan Ebanks, Vice President and CEO


                                                   January 27, 2004
                                                   ----------------
                                                       (Date)





                                             /s/William McP. Christie
                                             ------------------------
                                         William McP. Christie, Secretary


                                                   January 27, 2004
                                                   ----------------
                                                       (Date)






                                              /s/ H. Bradley Armstrong
                                              ------------------------
                                           H. Bradley Armstrong, President





                                                   January 27, 2004
                                                   ----------------
                                                       (Date)




                                             /s/William McP. Christie
                                             ------------------------
                                   Estate of Arni Sumarlidason, Former President


                                                   January 27, 2004
                                                   ----------------
                                                       (Date)